Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

CFI - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

SUPPL

Munich, September 14th, 2006

Hypotheken und Wechsel Bank AG

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated September 12, 2006 commenting on HypoVereinsbank agreeing to further steps towards new structure and strategy

You will receive the items listed above in both the German and the English language.

RECEIVED
SEC MAIL PROCESSING
SEP 29 2006
WASH. D.C. 152 SECTION

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

By: [signature]
Name: Richard Speich
Title: IR Manager

Enclosure

06017246

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

10/3

INVESTOR RELATIONS RELEASE **SEPTEMBER 12, 2006**

HypoVereinsbank agrees to further key steps towards new organization structure and strategy

- **Transfer of BA-CA to UniCredit and reorganization of HVB's CEE assets**
- **Strengthening HVB's capital position for external and organic growth and creation of investment banking centre of expertise at HVB**

The board of managing directors and the supervisory board of HVB have today approved the transfer of HypoVereinsbanks shareholding in BA-CA to UniCredit and agreed to the reorganization of its further CEE activities. Following the decision of the Board of Directors of UniCredit to acquire Bank BPH from Bank Austria Creditanstalt (BA-CA) and the transfer of banking shareholdings in CEE (excluding Poland) from UniCredit to BA-CA dated 4 August 2006, the Board of Directors of UniCredit also approved said transactions. Thus the Board of Directors of UniCredit has today adopted a number of resolutions aimed at further strengthening its position as a leading European financial institution. Such transactions have the objective to simplify UniCredit Group's corporate structure and governance for a better accountability, to align Group entities to their core markets and facilitate the management of the business divisions and the achievement of its business goals.

Transfer of BA-CA from HVB to UniCredit

HVB will sell its 77.53% shareholding in BA-CA to UniCredit at a price of €109.81 per share equivalent to a total cash consideration of approximately €12.5 billion.

Re-organization of HVB's CEE assets

HVB will sell its 100% shareholding in HVB Ukraine to UniCredit for a cash consideration of

€83 million; UniCredit will have the right to assign the underlying share purchase agreement either to Bank Pekao or to Bank Pekao's Ukrainian subsidiary UniCredit Bank Ltd, with the objective to integrate such Ukrainian activities in Bank Pekao.

HVB will sell a shareholding of up to 70.3% in International Moscow Bank (IMB) to BA-CA for a cash consideration of up to approximately €984 million (including the 23.4% shareholding in IMB currently being sold by Nordea to HVB).

HVB will sell its 100% shareholding in HVB Latvia to BA-CA for a cash consideration of €35 million plus the capital increase of HVB Latvia of approximately €40 million subscribed by HVB in August 2006.

HVB Latvia will establish branches in Estonia and Lithuania and HVB will sell to such branches assets and liabilities held by its own branches in these countries for a cash consideration of €1 million and €9 million respectively as goodwill, plus the difference between the accounting value of assets transferred and liabilities assumed.

All transactions in the context of the transfer of BA-CA and the reorganization of HVB´s CEE assets are based on an independent valuation appraisal by PriceWaterhouseCoopers. All together HVB would gain disposal profits in the amount of almost €6.5 billion (AG level), of which €5.8 billion are related to the transfer of BA-CA. After the conclusion of all transactions HVB´s core capital ratio would increase to 14.3% (pro forma as of 30 June 2006.)

Strengthening of HVB's capital position for external and organic growth and establishment of a centre of expertise for investment banking at HVB

The transactions approved today are also part of the general refocussing strategy that HVB has been implementing since the business combination with UniCredit took place.

In support of HVB's further development, UniCredit's Board of Directors agreed on the following key principles with respect to HVB:

(1) Use of the profit realized by HVB on the sale of the shareholding in BA-CA and of the other CEE entities as well as assets to significantly strengthen HVB´s capital position in order to further develop HVB's business through organic growth or acquisitions in the context of the Group's overall strategic growth plan and to potentially engage in restructuring the funding structure.

(2) The establishment of a competence centre for all investment banking activities at HVB, which will direct all of UniCredit Group's investment banking operations for at least the next 7 years; and

(3) The agreement that a four fifth majority of HVB's Supervisory Board members is required to adopt resolutions regarding the split of HVB into separate legal entities, for the term (i.e. 5 years) of the Business Combination Agreement signed by UniCredit and HVB on 12 June 2005.

All transactions are subject to the approval of HVB's extraordinary shareholders' meeting to be held on 25 October 2006, as well as to the approval of the relevant authorities.

The invitation for the extraordinary shareholders' meeting of HVB AG on 25 October 2006 and all legally required documents will be available on our HVB IR website www.hvb.de/sm as of 15 September 2006.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

82-377;

INVESTOR RELATIONS RELEASE 12. SEPTMBER 2006

Die HypoVereinsbank beschließt weitere Schritte hinsichtlich neuer Organisationsstruktur und Strategie

- **Übertragung der BA-CA an UniCredit und Neuordnung der HVB-Beteiligungen in Zentral- und Osteuropa**
- **Stärkung der Kapitalausstattung der HVB für akquisitorisches und organisches Wachstum sowie Ausbau des Kompetenzzentrums für Investmentbanking bei der HVB**

Vorstand und Aufsichtsrat der HypoVereinsbank (HVB) haben heute die Übertragung der Beteiligung der HVB an der Bank Austria Creditanstalt (BA-CA) beschlossen und der Reorganisation ihrer weiteren CEE-Aktivitäten zugestimmt. Nach der Entscheidung des Board of Directors der UniCredit vom 4. August, die Bank BPH von der BA-CA zu erwerben und die Bankbeteiligungen der UniCredit in Mittel- und Osteuropa (ohne Polen) an die BA-CA zu übertragen, hat das Gremium nun ebenfalls den genannten Transaktionen zugestimmt. So fasste der Board of Directors von UniCredit heute mehrere Beschlüsse zur weiteren Stärkung der Position der Gruppe als führender europäischer Finanzdienstleister. Ziel ist dabei eine Vereinfachung der Konzernstruktur und der Corporate Governance der UniCredit-Gruppe mit klarerer Verantwortung und Ausrichtung der einzelnen Konzerneinheiten auf ihre jeweiligen Kernmärkte sowie weiter verbesserter Steuerung der Divisionen zur Erreichung ihrer Geschäftsziele.

Übertragung der BA-CA von der HVB an die UniCredit

HVB verkauft ihre Beteiligung von 77,53% an der Bank Austria Creditanstalt (BA-CA) an die UniCredit zu einem Preis von 109,81 € je Aktie, was einem Kaufpreis von insgesamt rund 12,5 Mrd. € in bar entspricht.

Neuordnung der HVB-Beteiligungen in Zentral- und Osteuropa

Die HVB verkauft ihre 100-prozentige Beteiligung an der HVB Ukraine für einen Kaufpreis von 83 Mio. € in bar an die UniCredit, die ihrerseits berechtigt ist, den zugrunde liegenden Anteilskaufvertrag entweder an die Bank Pekao oder an die UniCredit Bank Ltd. - die ukrainische Tochtergesellschaft der Bank Pekao - abzutreten mit dem Ziel, diese ukrainischen Geschäftsaktivitäten in die Bank Pekao zu integrieren.

Die HVB verkauft eine Beteiligung von bis zu 70,3% an der International Moscow Bank (IMB) an die BA-CA für einen Kaufpreis von bis zu 984 Mio. € in bar (einschließlich der Beteiligung von 23,4% an der IMB, die derzeit von der Nordea an die HVB veräußert wird).

Die HVB verkauft ihre 100-prozentige Beteiligung an der HVB Lettland an die BA-CA für einen Kaufpreis von 35 Mio. € in bar zuzüglich der im August 2006 von der HVB gezeichneten Kapitalerhöhung der HVB Lettland von rund 40 Mio. €.

Die HVB Lettland wird Filialen in Estland und Litauen eröffnen. Die HVB verkauft die Aktiva und Passiva ihrer eigenen Filialen in diesen Ländern für einen Kaufpreis von 1 Mio. € bzw. 9 Mio. € als Goodwill zuzüglich der Differenz zwischen dem Buchwert der übertragenen Vermögenswerte und der übernommenen Verbindlichkeiten.

Alle Transaktionen im Zusammenhang mit der Übertragung der BA-CA und der Neuordnung der Beteiligungen der HVB in Zentral- und Osteuropa beruhen auf einer Bewertung von PricewaterhouseCooper als neutralem Gutachter. Insgesamt würden der HVB AG dabei Veräußerungsgewinne in Höhe von nahezu 6,5 Mrd. € zufließen, davon 5,8 Mrd. € aus der Übertragung der BA-CA. Nach Abschluss aller Transaktionen würde sich die Kernkapitalquote der HVB auf 14,3% (pro-forma per 30. Juni 2006) erhöhen.

Stärkung der Kapitalausstattung der HVB für akquisitorisches und organisches Wachstum sowie Ausbau des Kompetenzzentrums für Investmentbanking bei der HVB

Die heute beschlossenen Transaktionen sind Teil der allgemeinen Fokussierung der Strategie, die die HVB seit ihrem Zusammenschluss mit der UniCredit umsetzt.

Zur Unterstützung der Weiterentwicklung der HVB vereinbarte der Board of Directors der UniCredit folgende Leitlinien:

(1) Verwendung der von der HVB aus dem Verkauf der Beteiligung an der BA-CA sowie der übrigen Beteiligungen in Zentral- und Osteuropa vereinnahmten Gewinne zur deutlichen Stärkung der

Kapitalausstattung der HVB. Das soll der Bank ermöglichen, sich durch organisches Wachstum bzw. über Akquisitionen im Rahmen des strategischen Wachstumsplans der Gruppe zu entwickeln sowie unter Umständen die Refinanzierung umzustrukturieren.

(2) Ausbau der HVB als Kompetenzzentrum für Investmentbanking, die alle Investmentbanking-aktivitäten der UniCredit-Gruppe mindestens für die nächsten sieben Jahre bündeln soll, und

(3) Vereinbarung, dass für Beschlüsse zur Neuordnung der HVB in rechtlich unabhängige Einheiten während der (fünfjährigen) Laufzeit des von der UniCredit und der HVB am 12. Juni 2005 unterzeichneten Business Combination Agreement ("BCA") eine Mehrheit von vier Fünfteln der Mitglieder des HVB-Aufsichtsrates erforderlich ist.

Alle Transaktionen stehen unter dem Vorbehalt der Zustimmung der für den 25. Oktober 2006 vorgesehenen außerordentlichen Hauptversammlung der HVB sowie der Genehmigung der zuständigen Aufsichtsbehörden.

Die Einladung für die außerordentliche Hauptversammlung der HVB AG am 25.Oktober 2006 sowie alle rechtlich erforderlichen Dokumente sind ab 15.September 2006 auf unserer HVB IR Internetseite unter www.hvb.de/hv verfügbar.

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir